EXHIBIT 99.8

Press Release

Disclosure of Transactions in Own Shares

Paris, November 21, 2019 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 14, 2019 to November 20, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
14.11.2019	211,225	49.3080	10,415,082	XPAR
14.11.2019	50,079	49.2794	2,467,863	CHIX
14.11.2019	11,226	49.3136	553,594	TRQX
14.11.2019	75,791	49.3160	3,737,709	BATE
15.11.2019	262,283	49.1865	12,900,783	XPAR
15.11.2019	37,895	49.1492	1,862,509	CHIX
15.11.2019	17,421	49.1624	856,458	TRQX
15.11.2019	48,399	49.1793	2,380,229	BATE
18.11.2019	308,502	49.0899	15,144,332	XPAR
18.11.2019	64,919	49.0929	3,187,062	CHIX
18.11.2019	14,863	49.1246	730,139	TRQX
18.11.2019	39,501	49.0714	1,938,369	BATE
19.11.2019	405,658	49.0990	19,917,402	XPAR
19.11.2019	89,359	49.0590	4,383,863	CHIX
19.11.2019	35,862	49.0793	1,760,082	TRQX
19.11.2019	141,547	49.0196	6,938,577	BATE
20.11.2019	645,731	48.3546	31,224,064	XPAR
20.11.2019	102,823	48.3054	4,966,906	CHIX
20.11.2019	34,973	48.3598	1,691,287	TRQX
20.11.2019	78,200	48.2343	3,771,922	BATE
Total	2,676,257	48.8848	130,828,235

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Investor Relations: +44 (0)207 719 7962 l ir@total.com